Shareholder Meeting Results (Unaudited)
iSHARES®, INC.

Two separate special meetings of shareholders of iShares, Inc. were held on November 4, 2009. The shareholder meetings for all the Funds except for the iShares MSCI Israel Capped Investable Market, iShares MSCI South Africa and iShares MSCI Turkey Investable Market Index Funds were adjourned until November 19, 2009.  The shareholder meetings for the iShares MSCI Brazil and iShares MSCI Mexico Investable Market Index Funds were subsequently adjourned until November 30, 2009 and on that date were further adjourned until December 22, 2009, at which time the shareholders approved the new advisory agreement. The proposals acted upon by shareholders at the special meetings and the results of the shareholder vote were as follows:

First Meeting

Shareholders of the Funds approved Proposals 1 and 2.

Proposal 1
To approve a new investment advisory agreement between the Company and Barclays Global Fund Advisors (“BGFA”), on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc. (the “Transaction”).

iShares MSCI Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Brazil	64,454,749	1,757,924	3,791,078	10,553,765
BRIC	5,983,540	66,927	76,988	707,288
Canada	36,264,143	1,144,751	11,403,542	3,939,439
Chile Investable Market	3,173,220	42,599	27,837	436,038
Israel Capped Investable Market	1,482,415	11,995	6,038	-
Mexico Investable Market	8,400,358	102,386	362,633	402,415
South Africa	4,661,441	65,837	42,663	-
Turkey Investable Market	2,087,839	15,034	24,658	-

Proposal 2
To approve a change in the classification of certain Funds’ investment objective from a fundamental investment policy to a non-fundamental investment policy.

iShares MSCI Index Fund	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes *
Brazil	62,412,691	3,418,675	4,172,385	10,553,765
Canada	35,369,590	1,747,288	11,694,703	3,940,294

Second Meeting

This proposal was approved by the shareholders of the Company on November 4, 2009.  All nominees who previously served as Directors of the Company were re-elected and the term of their election commenced immediately.  Robert S. Kapito was newly elected as a Director to the Company and the term of his election took effect upon the consummation of the Transaction.

Proposal 1**
To elect a Board of Directors of the Company.

Independent Director	Votes For	Votes Withheld
George G.C. Parker	1,597,646,058	46,083,560
J. Darrell Duffie	1,517,311,684	126,417,934
Cecilia H. Herbert	1,599,757,544	43,972,074
Charles A. Hurty	1,599,463,459	44,266,159
John E. Kerrigan	1,599,938,757	43,790,861
John E. Martinez	1,599,890,206	43,839,412
Robert H. Silver	1,601,631,280	42,098,338

Interested Director	Votes For	Votes Withheld
Robert S. Kapito	1,600,119,598	43,610,020
Lee T. Kranefuss	1,117,041,744	526,687,874

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.

  **           Denotes Company-wide proposal and voting results.